FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Statement regarding Moderna COVID-19 Vaccine Recall Investigation Report – October 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 1, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

STATEMENT REGARDING MODERNA COVID-19 VACCINE RECALL INVESTIGATION REPORT – OCTOBER 2021

Osaka, Japan, October 1, 2021—Takeda and Moderna today published a report of the investigation prompted by the observation of foreign particles in unpunctured vials from a single lot of Moderna’s COVID-19 vaccine distributed in Japan by Takeda. The lot was suspended on August 26, 2021, JST and voluntarily recalled on September 2, 2021, JST. Two other lots manufactured in the same series were included in the suspension and voluntary recall as a precautionary measure.

The investigation report is intended to provide a clear view into what happened, when, and how it has been addressed. Specifically, it provides details on the particle analysis, root cause analysis and health risk assessment conducted by Moderna (the vaccine developer and manufacturer), ROVI Pharma Industrial Services, S.A. (Moderna’s European contract manufacturing organization), and Takeda (the Japan Marketing Authorization Holder and authorized distributor). In addition, the report provides information based on a draft for-cause audit of ROVI, conducted on-site jointly by Moderna and Takeda.

In summary, the root cause analysis, particle analysis and health risk assessment established the following:
•The rare presence of 316L stainless steel particles – observed in one of the recalled lots – presented no undue risk to patient safety and did not adversely affect the benefit/risk profile of the product.
•The most probable cause of the particles identified in one of the recalled lots is related to friction between two pieces of metal installed in the stoppering module of the production line.
•This was the result of incorrect assembly and was due to human error specific to visually misjudging the required 1mm gap between the star-wheel and the stopper.
The investigation conclusion has confirmed the scope of the event, and corrective actions—including improvements to standard operating procedures at the changeover, and the utilization of a new precision tool—will help mitigate the risk of this issue reoccurring. These actions will be directly overseen and confirmed by Moderna, in collaboration with Takeda. A list of corrective and preventive actions following the root cause analysis and for-cause audit are provided in the investigation report.

The Moderna COVID-19 vaccine has a well-established safety and efficacy profile. To date, more than 200 million doses of the Moderna COVID-19 vaccine have been administered to more than 110 million individuals in 45 countries, representing a critical component of the global fight against COVID-19. Takeda and Moderna’s top priority is to continue to support the MHLW’s efforts to help fight this ongoing pandemic and bring this vaccine to everyone who can benefit from it.
The investigation report can be read in the following link:
https://www.takeda.com/4a7623/siteassets/ja-jp/home/announcements/2021/report/moderna-covid-19-vaccine-recall-investigation-report--october-2021.pdf

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About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in healthcare in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Tsuyoshi Tada tsuyoshi.tada@takeda.com +81 (0) 3-3278-2093 Tatsuhiro Kanoo tatsuhiro.kanoo@takeda.com +81 (0) 3-3278-3634	Media outside Japan Matthew Henson matthew.henson@takeda.com +1-917-930-7147 For Moderna Media Inquiries: Media outside Japan Colleen Hussey Colleen.Hussey@modernatx.com +1-617-335-1374

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.